SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Bicycle Therapeutics plc
(Name of Issuer)

Ordinary Shares, nominal value £0.01 per share
(Title of Class of Securities)

008786 108**
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number of the Issuer’s American depositary shares, each of which represents one ordinary share, nominal value £0.01 per share.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008786 108	13G	Page 2 of 6 Pages

1.	Names of Reporting Persons Novartis Bioventures Ltd.
2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 673,360
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 673,360

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 673,360
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.29%
12.	Type of Reporting Person (see instructions) CO

CUSIP No. 008786 108	13G	Page 3 of 6 Pages

1.	Names of Reporting Persons Novartis AG
2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 673,360
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 673,360

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 673,360
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.29%
12.	Type of Reporting Person (see instructions) CO

CUSIP No. 008786 108	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

Bicycle Therapeutics plc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

B900, Babraham Research Campus, Cambridge CB22 3AT, United Kingdom

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of the following persons with respect to the Ordinary Shares of the Issuer:

(i) Novartis Bioventures Ltd., a Swiss corporation, with respect to shares held by it; and
(ii) Novartis AG, a Swiss corporation, as the publicly owned parent of Novartis Bioventures Ltd., with respect to the shares held by Novartis Bioventures Ltd.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Novartis Bioventures Ltd. and Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.

Item 2(c).	Citizenship:

Novartis Bioventures Ltd. is a corporation organized under the laws of Switzerland and is an indirect wholly-owned subsidiary of Novartis AG.

Novartis AG is a corporation organized under the laws of Switzerland and is the publicly owned parent of Novartis Bioventures Ltd.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, nominal value £0.01 per share (“Ordinary Shares”).

Item 2(e).	CUSIP Number:

008786 108 (CUSIP number of the Issuer’s American depositary shares, each of which represents one Ordinary Share).

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 008786 108	13G	Page 5 of 6 Pages

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Novartis Bioventures Ltd. is the record owner of 673,360 Ordinary Shares of the Issuer. As the indirect parent of Novartis Bioventures, Ltd., Novartis AG may be deemed to beneficially own these securities.

(b)	Percent of Class:

2.29%, based upon 29,399,709 Ordinary Shares issued and outstanding as of November 1, 2021, as reported by the Issuer in a Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

(c)	Number of shares as to which the person has

Each Reporting Person has:

(i)	Sole power to vote or to direct the vote: Not applicable
(ii)	Shared power to vote or to direct the vote: 673,360
(iii)	Sole power to dispose or to direct the disposition of: Not applicable
(iv)	Shared power to dispose or to direct the disposition of: 673,360

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not applicable.

CUSIP No. 008786 108	13G	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

Novartis Bioventures Ltd.

/s/ Bart Dzikowski
Name: Bart Dzikowski
Title: Secretary of the Board

/s/ Beat Steffen
Name: Beat Steffen
Title: Authorized Signatory

Novartis AG

/s/ Bart Dzikowski
Name: Bart Dzikowski
Title: Authorized Signatory

/s/ Beat Steffen
Name: Beat Steffen
Title: Authorized Signatory

INDEX EXHIBIT

SCHEDULE 13G

Exhibit Number	Exhibit Description

99.3	Joint Filing Agreement